77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock International Value Fund (the “Fund”), of BlackRock International Value Trust, held on July 7, 2011 the results were as follows:

Proposal 1.

           1: To consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which the Fund would transfer all of its assets to the BlackRock International Fund (the “Acquiring Fund”), a series of BlackRock Series, Inc. in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Fund and shares of the Acquiring Fund.

For                                         Against                                         Abstain
18,958,805.307                                                       546,419.159                            2,551,916.226